Exhibit 99.1

Luckin Coffee Inc. Announces

Restatements of Unaudited Second and Third Quarter 2019 Financial Results

and Release of Unaudited Fourth Quarter 2019 Financial Results

Represents Important Milestone as Company Executes Plan to Return to Normalized Financial Reporting

BEIJING, China, June 30, 2021 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its restated unaudited financial results for the second and third quarters ended June 30, 2019 and September 30, 2019, as well as the unaudited results for the fourth quarter ended December 31, 2019.

Explanatory Note

This Amendment No. 1 to our Quarterly Reports on Form 6-K for the quarterly periods ended June 30 and September 30, 2019 (this “Quarterly Report on Form 6-K/A”) is being filed to amend and restate certain items presented in our Quarterly Reports on Form 6-K for the quarterly periods ended June 30 and September 30, 2019, which were initially filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2019 and November 13, 2019, respectively (the “Original Form 6-K”). This Quarterly Report on Form 6-K/A includes: (1) our restated unaudited consolidated statements of comprehensive loss for three months ended June 30, 2019 and September 30, 2019; (2) our consolidated balance sheet as of December 31, 2019 and the related consolidated statements of comprehensive loss for the three months (unaudited) and twelve months ended December 31, 2019; and (3) our management’s discussion and analysis of financial condition and results of operations as of and for the three months (unaudited) ended December 31, 2019.

See below “Restatement of Previously Issued Condensed Consolidated Financial Statements” in the notes to the  unaudited condensed consolidated financial statements included in this Quarterly Report on Form 6-K/A for a detailed discussion of the effect of the restatement.

Immediately following the filing of this Quarterly Report on Form 6-K/A, Luckin Coffee expects to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”) with expanded financial and other disclosures. The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with our consolidated financial statements and related footnotes included in the 2019 Annual Report.

The Company continues to work expeditiously with its auditor to file its annual report for the period ended December 31, 2020 as soon as possible.

Background of Restatement

On March 19, 2020, in light of certain issues raised to the Company’s Board of Directors (the “Board”) during the audit of the consolidated financial statements for the fiscal year ended December 31, 2019, the Board formed a special committee (the “Special Committee”) to oversee an internal investigation (the “Internal Investigation”). The Special Committee retained Kirkland & Ellis as its independent advisor, which was assisted by FTI Consulting as an independent forensic accounting expert, in connection with the Internal Investigation.

On July 1, 2020, the Company announced that the Special Committee has substantially completed the Internal Investigation. Based on its work, the Special Committee found that the fabrication of transactions (the “Fabricated Transactions”) began in April 2019 and that, as a result, the Company’s net revenue in 2019 was inflated by approximately RMB2.12 billion and its costs and expenses were inflated by RMB1.34 billion in 2019. See below “Restatement of Previously Issued Condensed Consolidated Financial Statements”.

COMPANY STATEMENT

“Today’s disclosure represents an important milestone for Luckin Coffee as we execute on our plan to return to normalized financial reporting. We have worked diligently to remediate the accounting issues that have delayed our financial filings and led to the review and correction of our historical financial information,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee.  “Today, we have a new leadership team and a viable plan that is driving growth for Luckin Coffee and long-term value creation for our shareholders. Across the Company, our team remains focused on delivering improved financial and operational performance while delivering outstanding products and services for our customers.”

FOURTH QUARTER 2019 UNAUDITED FINANCIAL RESULTS (numbers discussed below relating to fourth quarter of 2018 were unaudited and unreviewed)

Total net revenues were RMB1,049.9 million (US$150.8 million) in the fourth quarter, representing an increase of 125.6% from RMB465.4 million in the fourth quarter of 2018. Net revenues growth was primarily driven by a significant increase in the number of transacting customers, an increase in effective selling prices and the number of products sold.

•                  Revenues from product sales were RMB1,034.5 million (US$148.6 million) in the fourth quarter, representing an increase of 122.3% from RMB465.4 million in the fourth quarter of 2018.

•      Net revenues from freshly brewed drinks were RMB875.2 million (US$125.7 million), representing 83.4% of total net revenues in the fourth quarter of 2019, compared to RMB346.9 million, or 74.5% of total net revenues, in the fourth quarter of 2018.

•      Net revenues from other products were RMB104.2 million (US$15.0 million), representing 9.9% of total net revenues in the fourth quarter of 2019, compared to RMB91.4 million, or 19.6% of total net revenues, in the fourth quarter of 2018.

•      Delivery revenue were RMB55.1 million (US$7.9 million), representing 5.2% of total net revenues in the fourth quarter of 2019, compared to RMB27.2 million, or 5.9% of total net revenues, in the fourth quarter of 2018.

•                  Revenues from partnership stores were RMB15.3 million (US$2.2 million), representing 1.5% of total net revenues in the fourth quarter of 2019. Our retail partnership model initiative was launched in September 2019, and first partnership store was opened in October 2019.

Total operating expenses were RMB2,187.2 million (US$314.2 million), representing an increase of 97.2% from RMB1,109.2 million in the fourth quarter of 2018. The increase in operating expenses was in line with business expansion. Meanwhile, operating expenses as a percentage of net revenues decreased to 208.3% in the fourth quarter of 2019 from 238.4% in the fourth quarter of 2018, mainly driven by increased economies of scale and the Company’s technology-driven operations.

•                  Cost of materials were RMB533.7million (US$76.7 million), representing an increase of 80.7% from RMB295.4 million in the fourth quarter of 2018, in line with the increase in sales of products.

•                  Store rental and other operating costs were RMB503.5 million (US$72.3 million), representing an increase of 77.6% from RMB283.5 million in the fourth quarter of 2018, mainly due to increases in the number of stores and headcount.

•                  Depreciation expenses were RMB130.9 million (US$18.8 million), representing an increase of 122.3% from RMB58.9 million in the fourth quarter of 2018, mainly due to increases in depreciation of leasehold improvements and purchases of operating equipment.

•                  Sales and marketing expenses were RMB368.5 million (US$52.9 million), representing an increase of 27.8% from RMB288.3 million in the fourth quarter of 2018, mainly due to increases in advertising expenses and delivery expenses as the Company launched new marketing initiatives and entered into new cities. Furthermore, free product promotion expenses increased in line with the growth of new transacting customers.

•                  General and administrative expenses were RMB431.1 million (US$61.9 million), representing an increase of 192.3% from RMB147.5 million in the fourth quarter of 2018. The increase in general and administrative expenses was mainly driven by business expansion, increased research and development expenses, allowance for uncollectible receivables and share-based compensation to senior management.

•                  Store preopening and other expenses were RMB10.3 million (US$1.5 million), representing a decrease of 71.1% from RMB35.6 million in the fourth quarter of 2018, mainly due to decreased rental costs before opening as a result of site selection and improved efficiency for new store openings.

•                  Impairment losses of long-lived assets were RMB209.2 million (US$30.1 million), mainly due to i) the impairment loss amounted to RMB52.1 million (US$7.5 million) for the asset group related to Luckin Coffee EXPRESS, which is an unmanned machine that prepares a selection of freshly brewed drinks, ii) the impairment loss amounted to RMB151.9 million (US$21.8 million) for the asset group related to underperforming or planned closed self-operated stores, and iii) the impairment loss amounted RMB5.3 million (US$0.8 million) related to the cancellation of the constructing coffee bean roasting factories and return of the land use right to local government in Tongan City, Fujian Province and Tianjin City.

Store level operating loss in this quarter was RMB241.8 million (US$34.7 million), with store level operating loss margin of 24.9%.

Operating loss was RMB1,137.3 million (US$163.4 million) compared to RMB643.8 million in the fourth quarter of 2018. Non-GAAP operating loss was RMB1,096.2 million (US$157.5 million) compared to RMB643.8 million in the fourth quarter of 2018. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Net loss was RMB1,128.5 million (US$162.1 million) compared to RMB669.0 million in the fourth quarter of 2018. Non-GAAP net loss was RMB1,087.4 million (US$156.2 million) compared to RMB650.7 million in the fourth quarter of 2018.

Basic and diluted net loss per ADS was RMB4.72 (US$0.64) compared to a loss of RMB10.64 in the fourth quarter of 2018. Non-GAAP basic and diluted net loss per ADS was RMB4.48 (US$0.64) compared to a loss of RMB4.80 in the fourth quarter of 2018.

Net cash used in operating activities was RMB347.8 million (US$50.0 million) compared to RMB271.4 million in the fourth quarter of 2018. The increase was primarily driven by an increase in operating expenses as a result of expansion of the Company’s business operations.

Cash and cash equivalents and short-term investments were RMB5,365.8 million (US$770.8 million) as of December 31, 2019, compared to RMB1,761.0 million as of December 31, 2018. The increase was primarily driven by the net proceeds of US$158.8 million (RMB1,065.9 million) from the issuance of Series B-1 convertible redeemable preferred shares in April 2019 to certain investors, the net proceeds of US$657.2 million (RMB4,533.8 million) from the IPO and the concurrent private placement and net cash inflow of RMB1,316.4 million (US$189.1 million) in relation to Fabricated Transactions; offset by cash used in operating activities of RMB2,167.0 million (US$311.3 million), purchases of property and equipment on RMB1,571.0 million (US$225.7 million).

KEY OPERATING DATA

	For the three months ended or as of
	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019
					(Restated)	(Restated)
Total self-operated stores	624	1,189	2,073	2,370	2,963	3,680	4,507
Pick-up stores	356	903	1,811	2,163	2,741	3,433	4,239
Relax stores	22	45	86	109	123	138	142
Delivery kitchens	246	241	176	98	99	109	126
Total partnership stores	—	—	—	—	—	—	282

Cumulative number of transacting customers (in thousands)	2,917.8	5,984.3	12,529.5	16,872.3	22,777.7	30,725.6	40,608.9
Average monthly transacting customers (in thousands)	1,207.6	1,877.4	4,325.9	4,402.0	6,069.0	8,879.9	11,588.1

Average monthly total items sold in self-operated stores and unmanned coffee machines (in thousands)	4,001.0	7,760.3	17,645.2	16,275.8	20,971.6	26,238.7	33,273.4
Freshly brewed drinks	3,743.7	6,220.4	13,418.8	13,077.2	16,968.5	22,837.2	30,028.7
Other products	257.3	1,539.9	4,226.4	3,198.6	4,003.1	3,401.5	3,244.7
Average monthly total items sold in partnership stores (in thousands)	—	—	—	—	—	—	594.7

KEY DEFINITIONS

•         Revenues from product sales include net revenues from freshly brewed drinks, net revenues from other products and delivery revenues.

•      Revenues from partnership stores mainly consist of material sales to the partnership stores, profit-sharing revenue from the partnership stores for the integrated store operation solution including using the Luckin Coffee or Luckin Tea brand.

•                  Store level operating profit (loss). Calculated by deducting cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, net delivery expense, transaction fees, rental deposit of closed stores and rental expense for pre-opening stores from self-operated store revenue. We have changed the way we calculate our store level operating profit (loss) to include all relevant store expenses at the store level (excluding SG&A expenses).

•                  Store level operating profit (loss) margin. Calculated by dividing store level operating profit (loss) by self-operated store revenue.

•                  Transacting customers for the period. Refers to a customer who bought at least one item we offer on our mobile apps or through third-party platforms in a given period, regardless of whether the customer paid for the item or merely ordered through our free product marketing initiative. Each unique mobile account is treated as a separate customer for purposes of calculating transacting customer.

•                  Cumulative number of transacting customers. The total number of transacting customers since our inception.

•                  Average monthly transacting customers. The number of average monthly transacting customers in the three months during the quarter.

•                  Average monthly total items sold. Calculated by dividing the total number of items sold during the quarter by three.

•                  Non-GAAP operating loss. Calculated by adjusting operating loss for non-cash share-based compensation expenses.

•                  Non-GAAP net loss. Calculated by adjusting net loss for non-cash share-based compensation expenses and change in the fair value of warrant liability.

•                  Non-GAAP net loss attributable to the Company’s ordinary shareholders and angel shareholders. Calculated by adjusting net loss attributable to the Company’s ordinary shareholders and angel shareholders for non-cash share-based compensation expenses, change in the fair value of warrant liability and accretion to redemption value of convertible redeemable preferred shares.

•                  Non-GAAP basic and diluted net loss per share. Calculated as non-GAAP net loss attributable to the Company’s ordinary shareholders and angel shareholders divided by weighted average number of basic and diluted share.

•                  Non-GAAP basic and diluted net loss per ADS. Calculated as non-GAAP net loss attributable to the Company’s ordinary shareholders and angel shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating loss, non-GAAP net loss, non-GAAP basic and diluted net loss per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP operating loss as operating loss excluding share-based compensation expenses. The Company defines non-GAAP net loss as net loss excluding share-based compensation expenses and change in fair value of warrant liability. The Company defines non-GAAP basic and diluted net loss per ADS as non-GAAP net loss attributable to the Company’s ordinary shareholders and angel shareholders divided by weighted average number of basic and diluted ADS.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding change in the fair value of warrant liability and the impact of share-based compensation expenses, both of which are non-cash charge. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

EXCHANGE RATE INFORMATION

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Other than proceeds from the issuance of Series B-1 convertible redeemable preferred shares, IPO and the concurrent private placement stated, all translations from RMB to US$ were made at the rate of RMB 6.9618 to US$1.00, the exchange rate on December 31, 2019 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience, and high affordability to customers. Empowered by big data analytics, AI, and proprietary technologies, Luckin Coffee pursues its mission to be part of everyone’s everyday life, starting with coffee. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

FINANCIAL STATEMENTS

LUCKIN COFFEE INC.

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2019

(Amounts in thousands of RMB and US$, except for number of shares)

	December 31,
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,630,983	4,865,824	698,932
Restricted cash	—	101,496	14,579
Short-term investments	130,000	500,000	71,821
Receivables from online payment platforms	4,609	16,190	2,326
Accounts receivable	—	22,801	3,275
Inventories, net	150,015	385,544	55,380
Prepaid expenses and other current assets, net	365,510	1,660,439	238,507
Amount due from a related party	147,559	90	13
Total current assets	2,428,676	7,552,384	1,084,833

Non-current assets:
Property and equipment, net	904,992	1,938,409	278,435
Restricted cash	—	14,109	2,027
Other non-current assets, net	151,408	257,359	36,967
Total non-current assets	1,056,400	2,209,877	317,429
TOTAL ASSETS	3,485,076	9,762,261	1,402,262

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/ EQUITY
Current liabilities
Short-term bank borrowing	8,000	—	—
Current portion of long-term borrowings	72,787	261,934	37,624
Capital lease obligation	108,664	11,537	1,657
Accounts payable	176,704	538,087	77,291
Notes payable	—	94,873	13,628
Accrued expenses and other liabilities	371,017	3,193,849	458,770
Amounts due to related parties	24,198	64,175	9,218
Deferred revenues	—	144,924	20,817
Warrant liability	19,520	—	—
Total current liabilities	780,890	4,309,379	619,005

Non-current liabilities:
Long-term borrowings	226,969	310,355	44,580
Deferred revenues	126,469	—	—
Total non-current liabilities	353,438	310,355	44,580
Total liabilities	1,134,328	4,619,734	663,585

Mezzanine equity:
Series A convertible redeemable preferred shares[1]	2,113,347	—	—
Series B convertible redeemable preferred shares[2]	2,164,994	—	—
Total mezzanine equity	4,278,341	—	—

Shareholders’ (deficits)/equity:
Ordinary shares[3]	—	—	—
Angel-1 shares[4]	743,376	—	—
Angel-2 shares[5]	512,812	—	—
Class A Ordinary shares	—	8	1
Class B Ordinary shares	—	13	2
Additional paid-in capital	65,000	11,845,920	1,701,560
Statutory reserves	—	421	60
Accumulated other comprehensive (loss)/income	(2,076)	77,357	11,112
Accumulated deficits	(3,246,705)	(6,863,595)	(985,894)
Total Company’s ordinary shareholders’ (deficits)/equity	(1,927,593)	5,060,124	726,841

Non-controlling interests	—	82,403	11,836
Total shareholders’ (deficits)/equity	(1,927,593)	5,142,527	738,677

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	3,485,076	9,762,261	1,402,262

FINANCIAL STATEMENTS

LUCKIN COFFEE INC.

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

1 US$0.001 par value; 2,000,000 shares and nil authorized as of December 31, 2018 and December 31, 2019, respectively; 544,688 and nil issued and outstanding as of December 31, 2018 and December 31, 2019 respectively

2 US$0.001 par value; 1,000,000 shares and nil authorized as of December 31, 2018 and December 31, 2019, respectively; 272,343 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively

3 US$0.001 par value; 45,400,000 and nil shares authorized as of December 31, 2018 and December 31, 2019, respectively; 750,000 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively

4 US$0.001 par value; 1,000,000 shares and nil authorized; 915,750 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively

5 US$0.001 par value; 600,000 shares and nil authorized; 513,000 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively (Angel-1 shares and Angel-2 shares, collectively “Angel Shares”).

FINANCIAL STATEMENTS

LUCKIN COFFEE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

LOSS FOR THE THREE MONTHS ENDED DECEMBER 31, 2018 AND JUNE 30 (RESTATED), SEPTEMBER 30 (RESTATED) AND DECEMBER 31, 2019 AND FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2018 AND 2019

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended					For the twelve months ended Dec 31,
	Dec 31, 2018 (Unaudited and unreviewed)	Jun 30, 2019 (Restated and unaudited)*	Sep 30, 2019 (Restated and unaudited)*	Dec 31, 2019 (Unaudited)*		2018	2019
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues from product sales	465,433	653,394	843,161	1,034,525	148,601	840,695	3,009,590	432,301
Revenues from partnership stores	—	—	—	15,344	2,204	—	15,344	2,204
Total net revenues	465,433	653,394	843,161	1,049,869	150,805	840,695	3,024,934	434,505

Cost of materials	(295,379)	(370,355)	(443,458)	(533,699)	(76,661)	(532,217)	(1,623,324)	(233,176)
Store rental and other operating costs	(283,534)	(370,900)	(419,104)	(503,460)	(72,318)	(576,244)	(1,597,125)	(229,413)
Depreciation and amortization expenses	(58,879)	(88,485)	(108,515)	(130,904)	(18,803)	(106,690)	(411,883)	(59,163)
Sales and marketing expenses	(288,290)	(326,072)	(388,846)	(368,485)	(52,930)	(746,018)	(1,251,506)	(179,768)
General and administrative expenses	(147,502)	(246,097)	(243,495)	(431,075)	(61,920)	(379,738)	(1,072,339)	(154,032)
Store preopening and other expenses	(35,620)	(17,171)	(21,773)	(10,305)	(1,480)	(97,794)	(71,623)	(10,288)
Impairment loss of long-lived assets	—	—	—	(209,249)	(30,057)	—	(209,249)	(30,057)
Total operating expenses	(1,109,204)	(1,419,080)	(1,625,191)	(2,187,177)	(314,169)	(2,438,701)	(6,237,049)	(895,897)
Operating loss	(643,771)	(765,686)	(782,030)	(1,137,308)	(163,364)	(1,598,006)	(3,212,115)	(461,392)

Interest income	5,199	14,134	31,853	31,869	4,578	8,915	79,407	11,406
Interest and financing expenses	(8,139)	(8,488)	(7,665)	(7,531)	(1,082)	(16,121)	(31,629)	(4,543)
Foreign exchange (loss)/gain, net	(2,514)	5,584	32,797	(9,899)	(1,422)	13,113	19,842	2,850
Other (expenses)/income, net	(1,489)	(2,803)	2,048	(4,211)	(605)	(7,777)	(6,303)	(905)
Change in the fair value of warrant liability	(18,285)	—	—	—	—	(19,276)	(8,322)	(1,195)

Net loss before income taxes	(668,999)	(757,259)	(722,997)	(1,127,080)	(161,895)	(1,619,152)	(3,159,120)	(453,779)
Income tax expense	—	—	—	(1,387)	(199)	—	(1,387)	(199)
Net loss	(668,999)	(757,259)	(722,997)	(1,128,467)	(162,094)	(1,619,152)	(3,160,507)	(453,978)

Add: accretion to redemption value of convertible redeemable preferred shares	(777,190)	(533,191)	—	—	—	(1,571,182)	(552,036)	(79,295)
Add: deemed distribution to a certain holder of Series B preferred shares	—	—	—	—	—	—	(2,127)	(306)
Less: Net loss attributable to non-controlling interests	—	—	—	(2,074)	(298)	—	(2,074)	(298)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(1,446,189)	(1,290,450)	(722,997)	(1,126,393)	(161,796)	(3,190,334)	(3,712,596)	(533,281)

Loss per ordinary share[1]: - Basic and diluted	(1.33)	(0.87)	(0.38)	(0.59)	(0.08)	(4.32)	(2.31)	(0.33)
Loss per ADS (8 ordinary shares per ADS): - Basic and diluted	(10.64)	(6.96)	(3.04)	(4.72)	(0.64)	(34.56)	(18.48)	(2.64)
Weighted average shares outstanding used in calculating basic and diluted loss per share: - Basic and diluted	1,089,375,000	1,487,846,055	1,922,620,912	1,924,338,641		739,037,500	1,609,200,055

* In the unaudited interim condensed consolidated statements of comprehensive loss for the three months ended June 30 (restated), September 30 (restated) and December 31, 2019, the eliminated impact directly regarding Fabricated Transactions included inflated net revenue of approximately RMB2.12 billion (consisting of RMB0.25 billion in the second quarter, RMB0.70 billion in the third quarter, and RMB1.17 billion in the fourth quarter), and inflated costs and expenses of approximately RMB1.34 billion (consisting of RMB0.15 billion in the second quarter, RMB0.52 billion in the third quarter, and RMB0.67 billion in the fourth quarter), which were consistent with the result that Special Committee concluded based on the Independent Investigation. Besides, the Company also identified some other changes of estimations and assumptions based on the facts that were indirectly caused by Fabricated Transactions to improve the fairness of financial statements, giving rise to further adjustments of approximately RMB0.03 billion, RMB0.01 billion to unaudited interim condensed consolidated statements of comprehensive loss for the three months ended June 30 (restated) and September 30 (restated), 2019, respectively.

1  Loss per share for the three months ended June 30, 2019, September 30, 2019, December 31, 2019 and twelve months ended December 31, 2019 is computed using the weighted-average number of ordinary shares outstanding as of June 30, 2019, September 30, 2019 and December 31, 2019 separately, including the automatic conversion of all of the Company’s Ordinary Shares, Angel-1 Shares and Angel-2 Shares (collectively as the “Angel Shares”), Series A convertible redeemable preferred shares, Series B convertible redeemable preferred shares and Series B-1 convertible redeemable preferred shares (collectively as the “Preferred Shares”) into Class A and Class B ordinary shares immediately prior to the completion of the IPO at the conversion ratio of 1:1 (the “Conversion”)  and after 1:500 share split. Upon the completion of the IPO, ordinary shares included Class A and Class B ordinary shares. Basic and diluted loss per share are not reported separately for different classes of ordinary shares as each class of shares had the same rights to profits and losses. Prior to the completion of the IPO, the outstanding ordinary shares consisted of Ordinary Shares and Angel Shares. The 1-to-500 share split was retrospectively applied to the Ordinary Shares and Angel Shares before the Conversion, which were used in the calculation of weighted average number of shares outstanding for the three months ended December 31, 2018 and twelve months ended December 31, 2018.

FINANCIAL STATEMENTS

LUCKIN COFFEE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

LOSS FOR THE THREE MONTHS ENDED DECEMBER 31, 2018 AND JUNE 30 (RESTATED), SEPTEMBER 30 (RESTATED) AND DECEMBER 31, 2019 AND FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended					For the twelve months ended Dec 31,
	Dec 31, 2018 (Unaudited and unreviewed)	Jun 30, 2019 (Restated and unaudited)	Sep 30, 2019 (Restated and unaudited)	Dec 31, 2019 (Unaudited)		2018	2019
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(668,999)	(757,259)	(722,997)	(1,128,467)	(162,094)	(1,619,152)	(3,160,507)	(453,978)
Other comprehensive(loss)/income, net of tax of nil:
Foreign currency translation difference, net of tax of nil	(9,808)	9,625	103,121	(21,391)	(3,073)	(2,076)	79,433	11,410
Total comprehensive loss	(678,807)	(747,634)	(619,876)	(1,149,858)	(165,167)	(1,621,228)	(3,081,074)	(442,568)

Add: accretion to redemption value of convertible redeemable preferred shares	(777,190)	(533,191)	—	—	—	(1,571,182)	(552,036)	(79,295)
Add: deemed distribution to a certain holder of Series B preferred shares	—	—	—	—	—	—	(2,127)	(306)
Less: Total comprehensive loss attributable to non-controlling interests	—	—	—	(2,074)	(298)	—	(2,074)	(298)
Total comprehensive loss attributable to ordinary shareholders and angel shareholders	(1,455,997)	(1,280,825)	(619,876)	(1,147,784)	(164,869)	(3,192,410)	(3,633,163)	(521,871)

Restatement of Previously Issued Condensed Consolidated Financial Statements

The effects of the reclassifications and restatement for the errors on the consolidated statements of operations and comprehensive loss for the three months ended June 30, 2019 and September 30, 2019 are as follows:

	Three Months Ended June 30, 2019 (Unaudited)
	As previously reported	Restatement adjustments	As restated
	RMB	RMB	RMB	US$
Net revenues:
Revenues from product sales	909,115	(255,721)	653,394	93,854
Revenues from partnership stores	—	—	—	—
Total net revenues	909,115	(255,721)	653,394	93,854

Cost of materials	(465,822)	95,467	(370,355)	(53,198)
Store rental and other operating costs	(371,460)	560	(370,900)	(53,276)
Depreciation and amortization expenses	(88,485)	—	(88,485)	(12,710)
Sales and marketing expenses	(390,104)	64,032	(326,072)	(46,837)
General and administrative expenses	(265,781)	19,684	(246,097)	(35,350)
Store preopening and other expenses	(17,171)	—	(17,171)	(2,466)
Total operating expenses	(1,598,823)	179,743	(1,419,080)	(203,837)
Operating loss	(689,708)	(75,978)	(765,686)	(109,983)

Interest income	14,134	—	14,134	2,030
Interest and financing expenses	(8,488)	—	(8,488)	(1,219)
Foreign exchange gain, net	5,584	—	5,584	802
Other expenses, net	(2,803)	—	(2,803)	(403)

Net loss before income taxes	(681,281)	(75,978)	(757,259)	(108,773)
Income tax expense	—	—	—	—
Net loss	(681,281)	(75,978)	(757,259)	(108,773)

Add: accretion to redemption value of convertible redeemable preferred shares	(533,191)	—	(533,191)	(76,588)
Net loss attributable to ordinary and angel shareholders	(1,214,472)	(75,978)	(1,290,450)	(185,361)

Loss per ordinary share:
- Basic and diluted	(0.82)	(0.05)	(0.87)	(0.12)
Loss per ADS (8 ordinary shares per ADS):
- Basic and diluted	(6.56)	(0.40)	(6.96)	(0.96)

Weighted average shares outstanding used in calculating basic and diluted loss per share:
- Basic and diluted	1,487,846,055		1,487,846,055

Net loss	(681,281)	(75,978)	(757,259)	(108,773)
Other comprehensive income, net of tax of nil:	—
Foreign currency translation difference, net of tax of nil	9,625	—	9,625	1,383
Total comprehensive loss	(671,656)	(75,978)	(747,634)	(107,390)
Add: accretion to redemption value of convertible redeemable preferred shares	(533,191)	—	(533,191)	(76,588)
Total comprehensive loss attributable to ordinary shareholders and angel shareholders	(1,204,847)	(75,978)	(1,280,825)	(183,978)

	Three Months Ended September 30, 2019 (Unaudited)
	As previously reported	Restatement adjustments	As restated
	RMB	RMB	RMB	US$
Net revenues:
Revenues from product sales	1,541,591	(698,430)	843,161	121,112
Revenues from partnership stores	—	—	—	—
Total net revenues	1,541,591	(698,430)	843,161	121,112

Cost of materials	(721,129)	277,671	(443,458)	(63,699)
Store rental and other operating costs	(477,305)	58,201	(419,104)	(60,201)
Depreciation and amortization expenses	(108,515)	—	(108,515)	(15,587)
Sales and marketing expenses	(557,665)	168,819	(388,846)	(55,854)
General and administrative expenses	(246,093)	2,598	(243,495)	(34,975)
Store preopening and other expenses	(21,773)	—	(21,773)	(3,127)
Total operating expenses	(2,132,480)	507,289	(1,625,191)	(233,443)
Operating loss	(590,889)	(191,141)	(782,030)	(112,331)

Interest income	31,853	—	31,853	4,575
Interest and financing expenses	(7,665)	—	(7,665)	(1,101)
Foreign exchange gain, net	32,797	—	32,797	4,711
Other income, net	2,048	—	2,048	294

Net loss before income taxes	(531,856)	(191,141)	(722,997)	(103,852)
Income tax expense	—	—	—	—
Net loss	(531,856)	(191,141)	(722,997)	(103,852)
Net loss attributable to ordinary and angel shareholders	(531,856)	(191,141)	(722,997)	(103,852)

Loss per ordinary share:
- Basic and diluted	(0.28)	(0.10)	(0.38)	(0.05)
Loss per ADS (8 ordinary shares per ADS):
- Basic and diluted	(2.24)	(0.80)	(3.04)	(0.40)

Weighted average shares outstanding used in calculating basic and diluted loss per share:
- Basic and diluted	1,922,620,912		1,922,620,912

Net loss	(531,856)	(191,141)	(722,997)	(103,852)
Other comprehensive income, net of tax of nil:	—
Foreign currency translation difference, net of tax of nil	103,121	—	103,121	14,812
Total comprehensive loss	(428,735)	(191,141)	(619,876)	(89,040)
Total comprehensive loss attributable to ordinary shareholders and angel shareholders	(428,735)	(191,141)	(619,876)	(89,040)

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended					For the twelve months ended Dec 31,
	Dec 31, 2018 (Unaudited and unreviewed)	Jun 30, 2019 (Restated and unaudited)	Sep 30, 2019 (Restated and unaudited)	Dec 31, 2019 (Unaudited)		2018	2019
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP operating loss
Operating loss	(643,771)	(765,686)	(782,030)	(1,137,308)	(163,364)	(1,598,006)	(3,212,115)	(461,392)
Adjusted for:
Share-based compensation expenses	—	70,456	40,754	41,075	5,900	—	152,285	21,874
Non-GAAP operating loss	(643,771)	(695,230)	(741,276)	(1,096,233)	(157,464)	(1,598,006)	(3,059,830)	(439,518)

B. Non-GAAP net loss
Net loss	(668,999)	(757,259)	(722,997)	(1,128,467)	(162,094)	(1,619,152)	(3,160,507)	(453,978)
Adjusted for:
Share-based compensation expenses	—	70,456	40,754	41,075	5,900	—	152,285	21,874
Change in the fair value of warrant liability	18,285	—	—	—	—	19,276	8,322	1,195
Non-GAAP net loss	(650,714)	(686,803)	(682,243)	(1,087,392)	(156,194)	(1,599,876)	(2,999,900)	(430,909)

C. Non-GAAP net loss per share — basic and diluted
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(1,446,189)	(1,290,450)	(722,997)	(1,126,393)	(161,796)	(3,190,334)	(3,712,596)	(533,281)
Add:
Accretion to redemption value of convertible redeemable preferred shares	777,190	533,191	—	—	—	1,571,182	552,036	79,295
Share-based compensation expenses	—	70,456	40,754	41,075	5,900	—	152,285	21,874
Change in the fair value of warrant liability	18,285	—	—	—	—	19,276	8,322	1,195
Non-GAAP net loss attributable to the Company’s ordinary shareholders and angel shareholders	(650,714)	(686,803)	(682,243)	(1,085,318)	(155,896)	(1,599,876)	(2,999,953)	(430,917)

Weighted average shares outstanding used in calculating basic and diluted loss per share - basic and diluted	1,089,375,000	1,487,846,055	1,922,620,912	1,924,338,641		739,037,500	1,609,200,055
Non-GAAP net loss per share — Basic and diluted	(0.60)	(0.46)	(0.35)	(0.56)	(0.08)	(2.16)	(1.86)	(0.27)

Non-GAAP net loss per ADS — Basic and diluted	(4.80)	(3.68)	(2.80)	(4.48)	(0.64)	(17.28)	(14.88)	(2.16)